Exhibit 99.1

NuCana plc Notice of Annual General Meeting Thursday 25 June 2020 at 11.00am Venue Lochside House, 3 Lochside Way, Edinburgh, EH12 9DT, UK

NOTICE OF 2020 ANNUAL GENERAL MEETING NuCana plc 77-78 Cannon Street, London, England, EC4N 6AF Company number: 03308778 NOTICE OF 2020 ANNUAL GENERAL MEETING NOTICE is hereby given that the 2020 annual general meeting of NuCana plc (the “Company”) will be held on 25 June 2020 at 11.00am at Lochside House, 3 Lochside Way, Edinburgh EH12 9DT UK for transaction of the following business: Ordinary Resolutions To consider and, if thought fit, pass the following resolutions (1 to 9 inclusive), which will be proposed as ordinary resolutions: 1. To re-elect (as a Class I director) Hugh Stephen Griffith, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company. 2. To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company. 3. To authorise the directors to determine the remuneration of the auditors of the Company. 4. To receive the Company’s audited accounts for the financial year ended 31 December 2019, together with the Strategic Report, Directors’ Report and Auditor’s Report on those accounts. 5. To receive and approve the Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy) for the financial year ended 31 December 2019. 6. To receive and approve the Directors’ Remuneration Policy set out on pages 22 to 26 of the Directors’ Remuneration Report for the financial year ended 31 December 2019, such remuneration policy to take effect from the date on which this resolution is passed. 7. To approve the following: i. the NuCana 2020 Long-Term Incentive Plan; ii. the NuCana 2020 Company Share Option Plan; and iii. the Company entering into joint share ownership plan agreements substantially in the form of the Joint Share Ownership Plan Agreement. 8. That the directors be generally and unconditionally authorised pursuant to Section 551 of the Companies Act 2006 (the “Act”) to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £1,000,000. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on the conclusion of the annual general meeting of the Company to be held in 2021, save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired. 9. That the directors be generally and unconditionally authorised pursuant to Section 551 of the Act to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £160,000 under or in connection with the Company’s existing 2016 Share Option Scheme or (subject to the passing of resolution 7) the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the Joint Share Ownership Plan Agreement, each as may be amended from time to time, or under or in connection with any new share option schemes or incentive plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company (as defined in section 1162 of the Act), from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on the fifth anniversary of the date of the passing of this resolution save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired. This authority is in addition to the authority set out in resolution 8 above. Special Resolutions To consider and, if thought fit, pass the following resolutions (10 and 11), which will be proposed as special resolutions: 10. That, subject to the passing of resolution 8, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 (1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £1,000,000, such authority to expire on the conclusion of the annual general meeting of the Company to be held in 2021, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired. 1

NOTICE OF 2020 ANNUAL GENERAL MEETING 11. That, subject to the passing of resolution 9, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 (1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £160,000, such authority to expire on the fifth anniversary of the date of the passing of this resolution, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired. Recommendation The directors of the Company consider that all the resolutions to be considered at the Annual General Meeting (“AGM”) are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of all the proposed resolutions as they intend to do in respect of their own beneficial holdings. BY ORDER OF THE BOARD Registered office 77-78 Cannon Street London England EC4N 6AF Martin Quinn Company Secretary 28 May 2020 This Notice is given at a time when Regulation 6 of The Health Protection (Coronavirus) (Restrictions) (Scotland) Regulations 2020 (“the Regulations”) prohibits gatherings in a public place of more than two people and in compliance with these Regulations we regretfully advise that shareholders are not allowed to attend the AGM in person. All shareholders should appoint a proxy to ensure that the AGM is quorate and to vote on the proposed resolutions. If the Regulations or similar legislation or restrictions remain in force at the time of the AGM, any shareholder seeking to attend the AGM in person will be refused entry. NOTES The following notes explain your general rights as a member and your right to attend and vote at the annual general meeting or to appoint someone else to vote on your behalf but they should all be read subject to note (12) below. 1. Any member entitled to attend, speak and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Computershare Investor Services PLC (“Computershare”), at the address below. 2. Only those members registered in the register of members of the Company as at close of business on 23 June 2020 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time. 3. A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s registrar, Computershare, at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not later than 48 hours (not including non-business days) before the time appointed for holding the annual general meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll. 4. In the case of a corporation, the form of proxy must be executed under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares. 5. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding. 6. CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. 2

NOTICE OF 2020 ANNUAL GENERAL MEETING The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Computershare not later than the time stated in note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 7. Proximity Voting. If you are an institutional investor you may also be able to appoint a proxy electronically via the Proximity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 11.00am BST on 23 June 2020 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. 8. The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Computershare, not less than 48 hours (not including non-business days) before the time fixed for the holding of the annual general meeting or any adjournment thereof (as the case may be). 9. Under Section 527 of the Companies Act 2006 (the “Act”), members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the annual general meeting; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Act. The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under Section 527 of the Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the annual general meeting includes any statement that the Company has been required, under Section 527 of the Act, to publish on a website. 10. Should there be a relaxation of The Health Protection (Coronavirus) (Restrictions) (Scotland) Regulations 2020 to allow this to occur, copies of the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan, the Joint Share Ownership Plan Agreement, directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the Global Headquarters of the Company at Lochside House, 3 Lochside Way, Edinburgh EH12 9DT during normal business hours on any week day (public holidays excepted) from the date of this Notice of annual general meeting until the date of the annual general meeting, and at the place of the annual general meeting for one hour before the meeting and at the meeting itself. 11. Except as set out in the Notes to this Notice, any communication with the Company in relation to the annual general meeting, including in relation to proxies, should be sent to the Company’s registrar, Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communication with the Company for any purpose other than those expressly stated. 12. As a result of restrictions on movement and gatherings introduced by The Health Protection (Coronavirus) (Restrictions) (Scotland) Regulations 2020, and notwithstanding the foregoing notes, members are not expected to be allowed to attend the annual general meeting in person. The health of the Company’s shareholders, as well as its officers and employees, is of paramount importance. Given the circumstances shareholders are encouraged to vote by proxy in accordance with the instructions provided within this notice. If you appoint any person other than the Chairman of the annual general meeting as your proxy, that person may not be able to attend the annual general meeting. 3

NOTICE OF 2020 ANNUAL GENERAL MEETING EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING The resolutions to be proposed at the annual general meeting of the Company to be held on 25 June 2020 at 11.00am (“the AGM”) are set out in this Notice of AGM. The following notes provide an explanation to the resolutions being put to shareholders. Ordinary Resolutions Resolutions 1 to 9 are proposed as ordinary resolutions. Assuming that a quorum is present, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Resolution 1- Re-election of a director Under the Company’s Articles of Association there are three classes of board members (Class I, Class II and Class III) with each class having a specified term of office. The Company’s Articles of Association require the Class I directors to retire from office this year. Each of Hugh Stephen Griffith and Christopher Wood currently serve as a Class I director. Hugh Stephen Griffith is retiring and (being eligible) is standing for re-election as a Class I director at the AGM. Christopher Wood is retiring and does not seek re-election. Biographical information for Hugh Stephen Griffith is included in Appendix A of this Notice. Resolution 2 – Re-appointment of auditors The Act requires that auditors be appointed at each general meeting, at which accounts are laid, to hold office until the next AGM. The appointment of Ernst & Young LLP as auditors of the Company terminates at the conclusion of the AGM. They have indicated their willingness to stand for reappointment as auditors of the Company until the conclusion of the annual general meeting in 2021. The Audit Committee has assessed the effectiveness, independence and objectivity of the auditor, Ernst & Young LLP, and concluded that the auditors were in all respects effective. Resolution 3 – Authorising and fixing the remuneration of the auditors This resolution gives authority to the directors to determine the auditor’s remuneration. It is normal practice for shareholders to resolve at the AGM that the directors shall decide on the level of remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company. Resolution 4 – Laying of accounts The directors are required to present to shareholders at the AGM, the annual accounts of the Company for the year ended 31 December 2019, the Strategic Report, the Directors’ Report and the Auditor’s Report on the accounts. Resolution 5 – Directors’ Remuneration Report Shareholders are invited to cast their vote on the Directors’ Remuneration Report, in accordance with Section 439 of the Act. The Directors’ Remuneration Report is set out on pages 16 to 27 of the Company’s annual accounts and reports for the year ended 31 December 2019. The vote is advisory in nature and therefore no entitlement to remuneration is conditional on the passing of this resolution. Resolution 6 – Directors’ Remuneration Policy In accordance with the requirements of the Act, as a company registered in England and Wales and listed on Nasdaq, the Company is required to establish a Directors’ Remuneration Policy containing a framework of limits within which the remuneration committee are authorised by shareholders to operate. This Remuneration Policy has to be annually disclosed within the Remuneration Report contained within the Company’s annual report, and this policy is required to be approved by shareholders at least every three years, by the passing of an ordinary resolution at the AGM. Shareholders are asked to approve the Directors’ Remuneration Policy which is set out in full on pages 22 to 26 of the Directors’ Remuneration Report. The vote on the Directors’ Remuneration Policy is binding in that, once the policy is approved, the Company will not be able to make a remuneration payment to a current or prospective director or a payment for loss of office to a current or past director, unless that payment is consistent with the policy or has been specifically approved by a resolution of the Company’s shareholders. If resolution 6 is passed, the Directors’ Remuneration Policy will take effect immediately. Resolution 7 – Approval of share option plans Equity incentive awards are a key component of our overall compensation programme for our employees, directors and consultants. Currently, we maintain the NuCana 2016 Share Option Scheme to grant equity incentives to our employees and directors. We are seeking shareholder approval of: i. the NuCana 2020 Long-Term Incentive Plan; ii. the NuCana 2020 Company Share Option Plan; and iii. the Company entering into joint share ownership plan agreements substantially in the form of the Joint Share Ownership Plan Agreement; which together are referred to below as the “New Company Share Option Schemes”. The New Company Share Option Schemes together with the approval of resolutions 9 and 11 will provide the Company with the form of equity incentive schemes and sufficient ordinary shares necessary to continue to grant equity incentive awards in a manner and at levels we determine to be appropriate in 4

NOTICE OF 2020 ANNUAL GENERAL MEETING order to attract, motivate and retain talented employees, directors and consultants whilst aligning their interests with those of our shareholders. A summary of the terms of the New Company Share Option Schemes is set out in Appendix B and the documents forming the New Company Share Option Schemes are part of the associated materials being sent to you for the AGM. Resolution 8—Authority to allot shares The directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The Board is seeking the authority to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £1,000,000, such authority, unless previously revoked or varied by the Company, to expire at the conclusion of the annual general meeting of the Company to be held in 2021. The Company, in common with other similar sized biopharmaceutical companies, intends to raise such additional funds as and when may be necessary to implement its business and operating plans. Failure to raise funds may delay research and development activities. In light of the Company’s size and status as a pre-revenue generating company, the Board believes that equity financings are an appropriate method to support any potential future funding requirements. The Company believes that in the event of an equity financing, having authority for the allotting or granting of rights to subscribe for the Company’s shares without obtaining further shareholders’ approval and the disapplication of pre-emption rights should allow the Company to raise funds more efficiently, on the best terms available and in a timely fashion. Resolution 9 The directors may only allot shares or grant rights over shares if authorised to do so by shareholders. This resolution, if passed, will give the directors the authority to allot shares or rights to subscribe for shares up to an aggregate nominal amount of £160,000 under or in connection with the Company’s existing 2016 Share Option Scheme or any new share option schemes or incentive plans as the directors may approve including, subject to the approval of resolution 7 above, the New Company Share Option Schemes (as defined above). This authority will expire on the fifth anniversary of the date on which the resolution is passed. Special Resolutions Resolution 10 and 11 are proposed as special resolutions. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, a special resolution is passed if it is approved by holders representing at least 75% of the votes cast (in person or by proxy) at the meeting who (being entitled to vote) vote on the resolution. Resolution 10 – Disapplication of pre-emption rights As a U.K. company, the Company’s shareholders are entitled, under Section 561 of the Act to pre-emption rights, whereby, in the event that the Company wishes to allot new equity securities for cash, those securities must first be offered to existing shareholders in proportion to the number of ordinary shares they each hold before they can be offered to new shareholders. In certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their pre-emption rights. Therefore this resolution, which will be proposed as a special resolution subject to the passing of resolution 8, seeks the empowerment of the directors to allot, or grant rights over, equity securities without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £1,000,000. Resolution 11 – Disapplication of pre-emption rights As stated above, the Act requires that if the Company issues new shares or grants rights to subscribe for or to convert any security into shares for cash, it must first offer them to existing shareholders in proportion to their current holdings. In certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their preemption rights. Therefore this resolution, which will be proposed as a special resolution subject to the passing of resolution 9, seeks the empowerment of the directors to allot, or grant rights over, equity securities under or in connection with the Company’s existing 2016 Share Option Scheme or any new share option schemes or incentive plans as the Directors may approve including, subject to the approval of resolution 7 above, the New Company Share Option Schemes (as defined above) without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £160,000. 5

NOTICE OF 2020 ANNUAL GENERAL MEETING Appendix A: Director’s Biography Hugh Stephen Griffith (Director, appointed 2008) Hugh Griffith is currently a member of our board of directors and has been nominated for re-election as a director. If elected, he will hold office from the date of his election until the annual general meeting of shareholders in 2023 where he must retire by rotation and offer himself for re-election. Mr Griffith has agreed to serve if elected, and we have no reason to believe that he will be unable to serve. Mr Griffith is our founder and has served as Chief Executive Officer and as a member of our board of directors since our operations began in March 2008. In addition, he currently serves as a non-executive director of Thirty Holdings Limited and its wholly owned subsidiary, EdixoMed Limited, and MedAnnex Limited, biotech companies which he co-founded in 2009. He also serves as director of Alida Capital International, a biotech business angel syndicate that he formed in 2009. Prior to founding NuCana, Mr. Griffith was Chief Operating Officer of Bioenvision, Inc., a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbott Laboratories (now AbbVie Inc.) from October 1995 to December 2001 and Warner-Lambert Company (now Pfizer Inc.) from April 1992 to October 1995. He received the “Outstanding Contribution to Life Sciences” Award from the Scottish Government in 2018 and also serves on the advisory board of the Scottish Lifesciences Association. Mr. Griffith received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. We believe that Mr Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, drug development and commercial expertise, and continuity to our board of directors. Based on his significant experience in the biopharmaceutical industry in positions including chief executive officer, chief operating officer and executive director the Corporate Nominating and Governance Committee concluded that Mr Griffith is qualified to serve on our Board of Directors. 6

NOTICE OF 2020 ANNUAL GENERAL MEETING Appendix B: New Company Share Option Schemes The Board are seeking shareholder approval of: i. the NuCana 2020 Long-Term Incentive Plan; ii. the NuCana 2020 Company Share Option Plan; and iii. the Company entering into joint share ownership plan agreements substantially in the form of the Joint Share Ownership Plan Agreement; NuCana 2020 Long Term Incentive Plan (“LTIP”) This Long Term Incentive Plan (LTIP) provides for equity incentive awards to be made to employees, directors and consultants over Ordinary Shares in the Company or over American Depositary Shares, representing those Ordinary Shares, which awards may be: i. conditional share awards (the right to receive shares automatically on future vesting); or ii. a share option award which may take one of the following forms: • an unapproved regular share option award which can be granted at a range of exercise prices; • an RSU-style option (very similar to a conditional share award but the share par value (£0.04) is paid up on exercise by the option holder); • an ISO award for US taxpayers which will be granted at an exercise price of not less than fair market value and subject to the same qualifying conditions as the ISO awards made under the NuCana 2016 Share Option Scheme; and • a Short-Term Option for US taxpayers; any option, other than an RSU style option, granted to a US taxpayer at an exercise price of less than fair market value on grant will be deemed a Short-Term Option. This may not be exercised later than the end of the Short-Term Deferral Period to qualify for the short-term deferral exception under Internal Revenue Code Section 409A. Key points: • the LTIP rules include the concept of vesting where the award holder must remain engaged by the Company for a period as a condition of the award being exercised; • where an LTIP award holder ceases to be an employee or director or consultant of the Company any awards which have not already vested lapse on such cessation; • where an LTIP award holder ceases to be an employee or director or consultant any awards which have vested must be exercised prior to the expiry of 12 months from such cessation whereupon any unexercised awards lapse; • where an LTIP award holder ceases to be an employee or director or consultant due to summary dismissal/termination for fraud or gross misconduct any award (whether vested or not yet vested) held by that person and not exercised prior to cessation shall automatically lapse on such cessation; and • an LTIP award holder indemnifies the Company in relation to Tax Liabilities (as defined in the LTIP rules). NuCana 2020 Company Share Option Plan (“CSOP”) This is an option scheme providing for the grant of options under a Company Share Option Plan in accordance with Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003 which affords some tax advantages to the option holder. The Company no longer qualifies for the tax-advantageous EMI option scheme rules but will qualify for the CSOP scheme. While the CSOP scheme is broadly similar in terms of its tax advantages it is more limited in terms of the quantum of the award. Grants under the CSOP would only be applicable to UK taxpayers. Key points: • CSOP options must only be granted to full-time directors or employees; • each recipient can receive options to buy company shares worth up to £30,000 (as valued (ignoring any restrictions) at the date of grant or such earlier agreed time); • on grant of the CSOP option there is generally no liability to income tax or NICs (employee’s and employer’s) unless the exercise price (together with any grant price) is less than the market value of the shares at the date of grant; • no income tax or NICs will be payable on the exercise of a tax advantaged CSOP option if the CSOP option is exercised whilst the scheme is still a tax advantaged scheme and the option is exercised: i. on or before the tenth anniversary of the date of grant of the option, and either: ii. on or after the third anniversary of the date of grant, or iii. pursuant to the terms of the CSOP, prior to the third anniversary of the date of grant and, broadly, within six months of certain takeover events; • there is no capital gains tax (CGT) payable on the grant or exercise of a qualifying CSOP option. On sale of the option shares, CGT may be payable on any gain; • the CSOP scheme rules include the concept of a vesting requirement before they can be exercised and CSOP option awards are generally structured so that they do not become exercisable/vest earlier than three years from grant so that they provide the preferential tax treatment to the option holder; • option awards which have not vested on an option holder’s cessation of employment lapse; and • the option holder indemnifies the Company in relation to Tax Liabilities (as defined in the CSOP rules). 7

NOTICE OF 2020 ANNUAL GENERAL MEETING Joint Share Ownership Plan Joint share ownership plans (JSOPs) involve the acquisition of shares jointly by an employee and a third party, usually a trustee of an employee benefit trust (EBT). As each grant of a JSOP award would be based on an individual agreement between the Company, the employee recipient and the EBT the proposal is that the shareholders approve the entering into such awards substantially in the form of the exhibited draft agreement. JSOP awards are normally only put in place for key executives. The benefit delivered under a JSOP award is equal to the increase in share value post-acquisition, and is similar to a market value share option but delivered in a more tax-efficient way. Each share in the JSOP holding is owned jointly between the employee and the third-party trust. The employee only acquires an interest which, in value terms, reflects the level of future growth in value above a target value, called the Threshold Value in the exhibited draft agreement. This target value is often set at the initial market value of the share at the time of entering into the JSOP arrangement, but more commonly it is set at a premium above that initial market value. When the JSOP award vests (which will normally be after a specified time period has elapsed) the jointly held shares can be sold and the proceeds are divided so that each party receives an amount which equates to his proportionate interest in the shares. In the employee’s case, this will be any increase in the market value of each share in the joint holding over and above the Threshold Value. 8

Lochside House 3 Lochside Way Edinburgh EH12 9DT UK T: +44 (0)131 357 1111 E: info@nucana.com www.nucana.com